Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Form 10-K/A of Hawker Energy, Inc.  of our report dated November 21, 2014 (except for the effect of the restatement discussed in Note 20 to the consolidated financial statements, for which the date is June 4, 2015) with respect to the consolidated balance sheet as of August 31, 2014 and 2013 and the related consolidated statements of operations, cash flows, and stockholders’ deficit of Hawker Energy, Inc. for the years ended August 31, 2014 and 2013 included in its Annual Report for the years ended August 31, 2014 and 2013, filed with the Securities and Exchange Commission.

/s/ L.L. Bradford & Company, LLC
Las Vegas, NV
June 4, 2015